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UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G (Rule 13d-102)	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(b), (c) and (d) and

AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

(Amendment No. 1)*

Hudson Highland Group, Inc.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

443792 10 6

(CUSIP Number)

July 8, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ X ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872941109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Andrew J. McKelvey

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 208,171 shares of Common Stock, par value $.001

	6.	Shared Voting Power 451shares of Common Stock, par value $.001

	7.	Sole Dispositive Power 208,171 shares of Common Stock, par value $.001

	8.	Shared Dispositive Power 451 shares of Common Stock, par value $.001

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 208,622 shares of Common Stock, par value $.001

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 2.5% of Common Stock

12.	Type of Reporting Person (See Instructions) IN

This Schedule 13G reflects a statement of beneficial ownership of securities of the reporting person as of July 8, 2003.

Item 1.
	(a)	Name of Issuer Hudson Highland Group, Inc. 622 Third Avenue New York, New York 10017
	(b)	Address of Issuer's Principal Executive Offices 622 Third Avenue New York, New York 10017

Item 2.
	(a)	Name of Person Filing See Item 1 of the cover page attached hereto
	(b)	Address of Principal Business Office or, if none, Residence c/o Monster Worldwide, Inc. 622 Third Avenue New York, New York 10017
	(c)	Citizenship See Item 4 of the cover page attached hereto
	(d)	Title of Class of Securities Common Stock, par value $.001
	(e)	CUSIP Number 443792 10 6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See Item 9 of the cover page attached hereto.
(b) Percent of class: See Item 11 of the cover page attached hereto.
(c) Number of shares as to which the person has:
(i) sole voting power: 208,171 shares of Common Stock, par value $.001
(ii) shared voting power: 451 shares of Common Stock, par value $.001.
(iii) sole dispositive power: 208,171 shares of Common Stock, par value $.001.
(iv) shared dispositive power: 451 shares of Common Stock, par value $.001.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 9, 2003
Date
/s/ Andrew J. McKelvey
Andrew J. McKelvey